Exhibit 21.1

NEWS FOR IMMEDIATE RELEASE                                      #12-98
June 17, 1998


              GREEN MOUNTAIN POWER CORPORATION DECLARES DIVIDEND
                DISTRIBUTION OF COMMON SHARE PURCHASE RIGHTS

SOUTH BURLINGTON, Vt.   The Board of Directors of Green Mountain
Power Corporation today declared a dividend distribution of one Common Share Purchase Right for each outstanding share of the Company's common stock. The Rights will be exercisable, at a price of $45 per share, only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 25 percent or more of the common stock. The Board of Directors may redeem the Rights for nominal value prior to ten days following the acquisition of beneficial ownership of 15 percent or more of the Company's common stock.

     The Rights are designed to assure that all of Green Mountain Power's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company, to guard against partial tender offers and other abusive tactics to gain control of the company without paying all shareholders a premium value, and to enable all of the Company's shareholders to realize the long-term value of their investment. GMP President and Chief Executive Officer Christopher L. Dutton issued the following statement following the Board of Directors vote: "We are not aware of any hostile takeover plan. In light of developments within the industry, however, it is prudent for our Directors to take this kind of step to assure they can protect our shareholders' interest. The chief purpose of the action taken today is to encourage anyone seeking to acquire the Company to negotiate a fair price with the Board of Directors prior to attempting a takeover."

     Plans similar to the one approved by the GMP Board of Directors have been adopted by about 40 utilities in the United States in the past few years. The Purchase Rights will be issued on June 26, 1998 to shareholders of record on that date and will expire on June 17, 2008.
The Rights distribution is not taxable to shareholders.

     For more information, contact Edwin M. Norse at 802-660-5701 or Dorothy Schnure at 802-660-5672, or, after 6 p.m., at 802-482-2503.